EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

June 2020

Item 3 News Releases

News release dated June 25, 2020.

Item 4 Summary of Material Change

The Company announced that it has consolidated its common shares on the basis of one new common share for ten old common shares (the “Consolidation”). The previously issued and outstanding 172,109,851 common shares of the Company have been consolidated into 17,210,985 common shares of BetterLife. Each shareholder's percentage ownership in the Company and proportional voting power remained unchanged after the share consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares. No fractional shares have been issued as a result of the Consolidation. The post-Consolidation common shares began trading on the Canadian Securities Exchange (“CSE”) and OTCQB under same name and ticker symbol, BETR and BETRF respectively, on market open on June 26, 2020. The CUSIP and ISIN numbers of the Company have changed to 08772P202 and CA08772P2026, respectively. Record date for the consolidation is June 29, 2020.

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Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

June 29, 2020

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SCHEDULE “A”

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BetterLife Pharma Announces Consolidation

of its Common Shares

VANCOUVER, June 25, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) announces that it has consolidated its common shares on the basis of one new common share for ten old common shares (the “Consolidation”).

As a result, the previously issued and outstanding 172,109,851 common shares of the Company have been consolidated into 17,210,985 common shares of BetterLife. Each shareholder's percentage ownership in the Company and proportional voting power remained unchanged after the share consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares. No fractional shares have been issued as a result of the Consolidation.

The post-Consolidation common shares will begin trading on the Canadian Securities Exchange (“CSE”) and OTCQB under same name and ticker symbol, BETR and BETRF respectively, on market open on June 26, 2020. The CUSIP and ISIN numbers of the Company have changed to 08772P202 and CA08772P2026, respectively. Record date for the consolidation is June 29, 2020.

The exercise or conversion price and the number of common shares issuable under any of the Company's outstanding warrants and options have been proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

Registered shareholders holding share certificates of the Company will not be required to take any action. Each share certificate representing pre-Consolidation common shares will represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation. Shareholders who hold their common shares in brokerage accounts or in "street name" are also not required to take any action.

BetterLife believes that the Consolidation is beneficial in that it is expected to, among other things, provide the Company with greater flexibility in attracting financing.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com.

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Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements contained in this news release are made as at the date of this news release and BetterLife does not undertake any obligations to publicly update and/or revise any of the included forward-looking statements, whether as a result of additional information, future events and/or otherwise, except as may be required by applicable securities laws.

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